# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## October 24, 2016

# ORDER GRANTING CONFIDENTIAL TREATMENT
# UNDER THE SECURITIES EXCHANGE ACT OF 1934

## Mustang Bio, Inc.

## File No. 000-55668 - CF#34042

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Mustang Bio, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-12G filed on July 28, 2016, as amended.

Based on representations by Mustang Bio, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.6            through July 29, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary